November 1, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:		Joseph Kempf
Craig Wilson
Jeff Kauten
Jan Woo

	Re:	NerdWallet, Inc.
Registration Statement on Form S-1
(File No. 333-260134)

Acceleration Request
		Requested Date:	Wednesday, November 3, 2021
		Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:
In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of NerdWallet, Inc., a Delaware corporation (the “Registrant”), that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 P.M. Eastern Time on November 3, 2021, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that between October 26, 2021 through the date hereof, approximately 1550 copies of the Preliminary Prospectus of the Registrant, dated October 26, 2021, were distributed to prospective underwriters, dealers, institutional and other investors and others.
We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.
[Remainder of page intentionally left blank]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC
KEYBANC CAPITAL MARKETS INC.
BOFA SECURITIES, INC.

MORGAN STANLEY & CO. LLC

By:	/s/ Mitzi M. Madrid Diaz
Name:	Mitzi M. Madrid Diaz
Title:	Vice President

KEYBANC CAPITAL MARKETS INC.

By:	/s/ Renn Anderson
Name:	Renn Anderson
Title:	Director

BOFA SECURITIES, INC.

By:	/s/ Jamie Turturici
Name:	Jamie Turturici
Title:	Managing Director
[Signature Page to Underwriters’ Acceleration Request Letter]